SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Movano, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62459M107

(CUSIP Number)

April 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 62459M107

1	NAME OF REPORTING PERSONS Gregory Tamkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,437
	6	SHARED VOTING POWER
7,506,084 (1)
	7	SOLE DISPOSITIVE POWER
18,437
	8	SHARED DISPOSITIVE POWER 7,506,084 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.66%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 7,506,084 shares of Common Stock held by Leabman Holdings LLC (“Leabman Holdings”). DvineWave Irrevocable Trust dated December 12, 2012 (“DvineWave”) is the sole member and manager of Leabman Holdings. The Reporting Person is co-trustee of DvineWave and shares voting and dispositive power with respect to all securities held by Leabman Holdings.
(2)	Based on the 98,203,068 shares of Common Stock outstanding as of April 8, 2024.

CUSIP No. 62459M107

1	NAME OF REPORTING PERSONS Dorsey & Whitney Trust Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
7,506,084 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 7,506,084 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,506,084 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 7,506,084 shares of Common Stock held by Leabman Holdings. DvineWave is the sole member and manager of Leabman Holdings. The Reporting Person is co-trustee of DvineWave and shares voting and dispositive power with respect to all securities held by Leabman Holdings.

(2)	Based on the 98,203,068 shares of Common Stock outstanding as of April 8, 2024.

CUSIP No. 62459M107

1	NAME OF REPORTING PERSONS DvineWave Irrevocable Trust dated December 12, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,506,084 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
7,506,084 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,506,084 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 7,506,084 shares of Common Stock held by Leabman Holdings. The Reporting Person is the sole member and manager of Leabman Holdings.

(2)	Based on the 98,203,068 shares of Common Stock outstanding as of April 8, 2024.

Item 4. Ownership.

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b)	Percent of class: See responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: See responses to Item 5 on the attached cover pages.

(ii)	Shared power to direct the vote: See responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

/s/ Gregory Tamkin
Name: Gregory Tamkin

DORSEY & WHITNEY TRUST COMPANY LLC

/s/ Carl A. Schmidtman
Name: Carl A. Schmidtman
Title: President

DVINEWAVE IRREVOCABLE TRUST DTD DECEMBER 12, 2012

/s/ Carl A. Schmidtman
Name: Carl A. Schmidtman
Title: President

[Signature page to Schedule 13G]

INDEX TO EXHIBITS

99.1	Joint Filing Agreement